UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

04 JAN -8 AM 7:21

December 25, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04012030

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

SUPPL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

dlw 1/13

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Progress Report on Plan to Revitalize Management

(Summary)

UFJ Holdings, Inc.

(UFJ Bank Limited)

(UFJ Trust Bank Limited)

December 2003

Contents

1. Summary of Financial Results for the Six Months ended September 30, 2003.

The UFJ Group has been rapidly improving its asset quality in line with the "Accelerated Business Reform Plan", announced in December 2002, through major reductions in problem loans. At the same time, we have been further reinforcing our profitability by implementing measures for channeling more resources to strategic business sectors and raising productivity throughout the group.

(1) Results for the Six Months ended September 30, 2003
< Banking Subsidiaries Combined>

The summary of the aggregate financial results for the six months ended September 30, 2003 of UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") is as follows.

Gross operating profit (after write-offs in trust account) was Yen 699.7 billion, an increase of Yen 30.6 billion from the first half of the previous fiscal year and 54% of the target for FY 2003 in the Plan to Revitalize Management (the "Plan"), mainly because of the increase of Yen 28.8 billion in net fees and commissions, Yen 18.5 billion in gains on bonds, while net interest income decreased by Yen 35.4 billion.
Regarding general and administrative expenses, personnel expenses declined by Yen 5.5 billion through reduction in number of employees and restrained compensation, and non-personnel expenses also declined by Yen 12.7 billion through reduction of administrative works and fixed costs. The result was a Yen 19.4 billion decrease from the first half of the previous fiscal year, and 49% of the target for FY 2003 in the Plan.
As a result, the business profit before net transfer to the general reserve was Yen 428.5 billion, up by Yen 50.1 billion from the first half of the previous fiscal year and 60% of the target for FY 2003 of the Plan. The ordinary profit after considering Yen 123.3 billion of net reversal from the general reserve, Yen 2.5 billion of losses on stocks and equity securities and Yen 338.4 billion of credit costs was Yen 150.2 billion, an increase of Yen 128.8 billion from the first half of the previous fiscal year and 63% of the target for FY 2003 in the Plan.
Extraordinary gains and losses were Yen 54.6 billion, mainly due to Yen 40.8 billion of gains on establishment of retirement benefit trusts and Yen 8.1 billion of collection of written-off claims.
As a result, net income increased by Yen 129.8 billion to Yen 206.4 billion from the first half of the previous fiscal year and 107% of the target for FY 2003 in the Plan.

The summary of the aggregate financial results for the six months ended September 30, 2003 of UFJ Bank, UFJ Trust, UFJ Strategic Partner Co., Ltd. (UFJSP) and UFJ Equity Investments Co., Ltd. (UFJEI) is as follows.
Gross operating profit was Yen 431.2 billion, approximately 60% of the target for FY 2003 of the Plan, ordinary profit was Yen 103.8 billion, approximately 57% of the target for FY 2003 of the Plan, and net income was Yen 168.1 billion, approximately 124% of the target for FY 2003 of the Plan.

N.B. UFJSP was established in March 2003 by divesting UFJ Bank of its part of the problem loans. UFJEI, which was also established in March 2003, bought a part of equity portfolio of UFJ Bank.

<Consolidated>

UFJ Holdings posted a consolidated gross operating profit (after write-offs in trust account) of Yen 842.8 billion, an increase of Yen 70.8 billion from the first half of the previous fiscal year. While net interest income and trust fees decreased by Yen 30.4 billion and Yen 6.4 billion respectively, net fees and commissions and trading revenue increased by Yen 60.5 billion and Yen 28.4 billion, respectively.
Ordinary profit was Yen 136.3 billion, an increase of Yen 105.0 billion from the first half of the previous fiscal year. Net income was Yen 179.8 billion, an increase of Yen 107.2 billion.

<Retained Earnings>

Retained earnings combined UFJ Holdings, UFJ Bank, UFJ Trust, UFJSP and UFJEI were Yen 240.3 billion as of September 30, 2003.

Summary of Retained Earnings (Billion of Yen)

	FY 3/2003 (Actual)	1st Half of FY 3/2004(Actual)	FY 3/2004(Plan)
Retained Earnings	(502.0)	240.3	206.6

(2) Forecasts for the Fiscal Year ending March 31, 2004

UFJ Bank and UFJ Trust (Non-consolidated) (Billion of Yen)

	Forecasts for FY 3/2004	
		Difference from the target of the Plan
Business Profit Before Net Transfer to General Reserve	760.0	-
Ordinary Profit	220.0	-
Net Income	250.0	56.9

UFJ Bank, UFJSP, UFJEI and UFJ Trust (Non-consolidated) (Billion of Yen)

	Forecasts for FY 3/2004	
		Difference from the target of the Plan
Business Profit Before Net Transfer to General Reserve	760.0	-
Ordinary Profit	150.0	-
Net Income	190.0	54.9

UFJ Holdings (Consolidated) (Billion of Yen)

	Forecasts for FY 3/2004
Ordinary Income	2,200.0
Ordinary Profit	200.0
Net Income	210.0

2. State of implementation of Plan to Revitalize Management

(1) Response to the Business Improvement Administrative Order for the FY 3/2003

The UFJ Group recognizes improvement of financial positions as its foremost and pressing business issue and implements measures for establishment of sound financial positions aggressively.
We made fundamental improvement of our financial positions, through establishment of new subsidiaries, UFJSP and UFJEI, to accelerate the pace of resolution of the problem loan issue, the issue of large troubled borrowers and the issue of cross shareholdings to reduce the market risk.
As a result we posted net loss in the FY 2002. In August 2003, we received Business Improvement Administrative Order, since the earnings for the FY 2002 were substantially below the target set in the plan.
In response to the Business Improvement Administrative Order, we formulated improvement plans, which include the measures for material improvement of profitability and financial positions. The UFJ Group will take actions to meet the target set in the Plan through steady implementation of these improvement plans.

(2) Progress in rationalization

The Group has aggressively streamlined its operation by such measures as moving up the schedule for merger of commercial banks, to realize integration effect as soon as possible.
As a result, we have already achieved the target set forth at the time of group unification, as the full completion of the business integration in terms of number of employees and branches. We also have achieved decrease in personnel expenses through reduction in number of employees and bonuses, and introduction of new personnel management system, prompt realization of integration effect and decrease in non-personnel expenses through reduction of administrative works and fixed costs.

1. Headcount
As of September 30, 2003, the number of directors and statutory auditors was 22, declined by 2 from March 31, 2003. The number of employees became 21,903, declined by 424 from March 31, 2003.

2. Branches and overseas subsidiaries
The number of domestic branches as of September 30, 2003 was 400, down by 6 from March 31, 2003. The Group is planning to increase joint branches of UFJ Bank and UFJ Trust Bank, or UFJ Bank and UFJ Tsubasa Securities to enhance the convenience of customers and increase efficiency.
The number of overseas branches as of September 30, 2003 was 17, same as of March 31, 2003. The number of overseas subsidiaries as of September 30, 2003 was 13, decreased by 1.

3. Personnel expenses
The personnel expenses for the six months ended September 30, 2003 were Yen 107.7 billion. In October 2003, UFJ Trust introduced the personnel management system focused on the each individual's duties and performance regardless of the seniority, which has been already introduced in UFJ Bank in the 2nd half of FY 2001. The Group will adopt the best personnel management system suitable for each division in the future. Average monthly payment was Yen 474,000.

4. Remuneration and bonuses for directors and statutory auditors
For the six months ended September 30, 2003, the total and average amount of remuneration and bonuses for directors and statutory auditors was Yen 201 million and Yen 11 million respectively. Average retirement allowance for directors and statutory auditors was Yen 13 million.

5. Non-personnel expenses
The non-personnel expenses for the six months ended September 30, 2003 were Yen 162.0 billion.
The total amount of personnel and non-personnel expenses for the six months ended September 30, 2003 were Yen 269.8 billion, decreased by Yen 18.3 billion from the first half of the previous fiscal year.

We will continue to pursue further efficiency and our target OHR is below 34% by FY 2006. OHR for the six months ended September 30, 2003 was 39.85%. We will continue to control costs to meet the target for FY 2003, 44.71%.

We will continue to pursue efficiency at the maximum level. In addition to that, we will implement the measures for material improvement of profitability of the group. To achieve such improvements, we will hereafter make strategic investments.

(3) Results of Problem Loan Disposal

The UFJ Group places resolving problem loan issues at the top of priorities for management.

Credit costs for the six months ended September 30, 2003 were Yen 338.4 billion, combined UFJ Bank and UFJ Trust.

Losses on supporting specific borrowers for the fiscal six months ended September 30, 2003 were Yen 15.1 billion. When the UFJ Group extends financial supports to its customers via debt forgiveness or other measures, economic rationality of such decision is thoroughly scrutinized. Specifically, following points are carefully reviewed before financial supports are extended.

a) Certainty of collection of remaining portion of loans
b) Rationality and enforceability of revitalization plan
c) Clarification of the responsibility of the management team of the Company

<Credit related expenses for the six months ended September 30, 2003 >
(UFJ Bank including UFJSP and UFJ Trust combined)

UFJ Bank & UFJ Trust (Billions of Yen)

Credit Costs	(338.4)
Loans Written-off (Trust account)	(12.8)
Net transfer from general reserve	123.3
Transfer from reserve for possible loan losses	4.1
Collection of written-off claims	8.1
Sub-total (a)	(215.6)

UFJSP

Credit Costs	(37.7)
Net transfer from general reserve	1.4
Collection of written-off claims	8.0
Sub-total (b)	(28.2)

Total (a) + (b)	(243.8)

Balance of problem loans under Financial Reconstruction Law as of September 30, 2003 of UFJ Bank, UFJ SP and UFJ Trust was Yen 3,707.9 billion, down by Yen 455.5 billion and Yen 1,310.1 billion from March 31, 2003 and September 30, 2002, respectively.
Problem loan ratio as of September 30, 2003 was 8.14%, down by 0.53% and 2.29% from March 31, 2003 and September 30, 2002, respectively.

(4) Dividend Policy

The basic dividend policy of UFJ Holdings is as follows.
From the standpoint of the public nature of a financial institution and maintenance of financial soundness, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with consideration for the enhancement of shareholders' value into the future.

We made a decision to suspend the common stock dividend for the FY 2002, considering weak financial results and internal reserves due to the aggressive actions for resolution to the problem loan issue and reduction of cross shareholdings.

Hereafter we will steadily increase internal reserves by generating profit through implementation of various measures to improve profitability, aiming to be an "innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base".

We will give careful consideration on the specific dividend level hereafter in view of the earnings trend and financial soundness, based on the fundamental policy above.

Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Amounts of assets and liabilities are averages of periodic balances and of capital accounts are balances at the end of period.)

(Billions of yen)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Actual)	Six Months 9/2003 (Actual)	Fiscal Year 3/2004 (Plan)
Total assets	4,212.6	4,292.1	4,088.3	4,087.0
Loans and bills discounted	91.7	91.7	0.0	0.0
Securities	4,116.8	4,191.8	4,084.7	4,078.5
Total liabilities	322.3	342.7	136.2	136.5
Total stockholders' equity	3,957.3	3,946.2	3,957.6	3,954.8
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9	1,882.9
Other capital surplus	1,000.0	1,001.7	1,001.7	1,001.7
Retained earnings	74.6	62.8	71.4	71.4
Treasury stock	(0.2)	(0.4)	(0.4)	(0.4)

2. Income Statements

(Billions of yen)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Actual)	Six Months 9/2003 (Actual)	Fiscal Year 3/2004 (Plan)
Ordinary Profit	75.1	11.9	16.0	15.6
Dividends received	73.9	11.1	15.5	15.6
Operating expenses	6.3	3.1	1.2	3.6
Personnel expenses	2.8	1.1	0.4	1.2
Non-personnel expenses	3.2	1.9	0.7	2.4
Extraordinary profits	-	-	-	-
Extraordinary loss	-	-	-	-
Income before Income Taxes	75.1	11.9	16.0	15.6
Provision for Income Taxes	0.6	0.3	0.4	0.0
Income taxes (deferred)	(0.1)	0.0	0.0	0.0
Net Income	74.6	11.5	15.6	15.6

3. Dividends

(Billions of yen; yen; %)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Actual)	Six Months 9/2003 (Actual)	Fiscal Year 3/2004 (Plan)
Profit distributable as dividends	1,074.3	1,063.2		1,071.8
Cash dividends	15.6	14.6	-	26.6
Dividend per common stock	-	-	-	12.6
Dividend rate (preferred shares <public fund>)	11.1	11.1	-	11.2
Dividend rate (preferred shares <others>)	4.4	3.4	-	2.9
Dividend per common stock	-	-	-	2,500
Dividend per class I preferred share	37,500	37,500	-	37,500
Dividend per class II preferred share	15,900	15,900	-	15,900
Dividend per class III preferred share	68,750	68,750	-	68,750
Dividend per class IV preferred share	18,600	18,600	-	18,600
Dividend per class V preferred share	19,400	19,400	-	19,400
Dividend per class VI preferred share	5,300	5,300	-	5,300
Dividend per class VII preferred share	11,500	11,500	-	11,500
Dividend rate (preferred shares <public fund>)	0.80%	0.80%	-	0.80%
Dividend rate (preferred shares <others>)	1.93%	0.69%	-	0.69%
Dividend payout ratio	20.97%	127.11%	-	170.89%

4. Management Indicators

(%)

	Fiscal Year 3/2002 (Actual)	Fiscal Year 3/2003 (Actual)	Six Months 9/2003 (Actual)	Fiscal Year 3/2004 (Plan)
Return on equity (net income / stockholders' equity*)	1.89%	0.29%	0.40%	0.39%
Return on assets (net income / total assets*)	1.77%	0.26%	0.38%	0.38%

** Average Balance*

Table 1-2 Financial Projection Summary (Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets (Average Balances except Shareholders' Equity) (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Plan
Total assets	90,986.5	78,280.1	81,991.3	76,254.0
Loans and bills discounted	49,351.9	42,822.1	40,065.7	40,956.3
Securities	19,954.7	19,040.9	20,230.6	19,712.5
Trading assets	4,217.9	3,301.1	2,518.4	3,364.0
Deferred tax assets (at the end of period)	1,457.5	1,471.2	1,430.3	1,514.5
Total liabilities	86,861.6	75,511.8	79,828.8	73,293.9
Deposits (including NCDs)	59,549.1	55,464.5	55,242.5	52,167.4
Trading liabilities	2,368.8	1,982.0	1,557.0	2,025.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	76.2	75.0	73.4	75.0
Total stockholders' equity (at the end of period)	2,826.6	2,072.5	2,416.6	2,252.1
Capital stock	1,124.1	1,124.1	1,124.1	1,124.1
Capital surplus	1,098.2	983.8	863.8	864.0
Other Capital surplus	445.0	445.0	-	-
Legal surplus	23.7	23.7	23.7	23.7
Retained Earnings	(49.9)	(565.0)	208.8	193.1
Revaluation Reserve for Land, Net of Taxes	117.6	108.2	105.8	108.1
Net unrealized gains (Loss) on Available-for-Sale Securities, Net of Taxes	67.9	(47.3)	90.2	(60.9)

2. Income Statements (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Plan
Gross Operating Profit (after write-off of trust account)	1,318.6	1,352.6	699.7	1,293.1
Trust fees (after write-off)	69.1	58.7	20.6	46.6
Jointly operated designated money trust account	29.5	20.9	20.3	13.3
Credit costs (trust account)	44.2	18.7	12.8	15.3
Interest income	1,481.7	1,063.5	474.6	1,045.7
Interest expenses	546.4	272.2	98.6	249.3
Fees and commissions	165.0	167.2	103.0	193.6
Trading revenue	49.7	97.9	80.5	100.2
Other operating income	99.4	237.4	119.3	156.3
Bonds related income	59.2	196.9	112.6	104.1
Business Profit Before Net Transfer to General Reserve	710.0	778.8	428.5	723.4
Business Profit	558.7	508.0	539.0	708.1
Less: Net transfer to General Reserve	107.0	252.0	(123.3)	-
Operating expenses	652.8	592.5	284.0	585.0
Personnel expenses	255.2	223.1	107.2	221.0
Non-personnel expenses	360.6	339.9	162.5	334.3
Credit Costs	1,782.6	564.6	338.4	369.8
Gains (Losses) on Stocks and Other Equity Securities	(222.4)	(617.7)	(2.5)	(33.0)
Revaluation losses	465.3	191.5	9.9	-
Ordinary Profit (Keijo Rieki)	(1,539.0)	(698.2)	150.2	239.9
Extraordinary profit	96.7	120.1	79.0	4.1
Extraordinary loss	123.5	59.0	24.3	50.8
Income taxes (current)	0.7	1.2	(1.2)	-
Income taxes (deferred)	(420.1)	(13.8)	(0.2)	-
Net income	(1,146.4)	(624.5)	206.4	193.1

3. Dividends (Billions of yen; yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Plan
Profit distributable as dividends	507.3	-	92.5	152.5
Cash dividends				22.9
Dividend per common stock				11.2
Dividend rate per preferred share (public fund portion)				8.9
Dividend rate per preferred share (portion other than public funds)				2.8
Dividend payout per share				1.97

4. Management Indicators *(note 6)* (%)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Plan
Yield on Interest -earning Assets (A)	1.94	1.61	1.45	1.61
Loans and bills discounted (B)	1.93	1.87	1.78	1.88
Securities	1.56	0.98	0.90	1.08
Yield on interest-bearing liabilities (C)	1.50	1.18	1.02	1.18
Deposits and others (including NCDs) (D)	0.50	0.18	0.11	0.18
Expense ratio (E)	0.94	0.93	0.89	0.99
Personnel expense ratio	0.36	0.34	0.33	0.37
Non-personnel expense ratio	0.52	0.54	0.51	0.57
Profit margin of funds (A) - (C)	0.44	0.42	0.43	0.43
Profit margin between loans and deposits (B) - (D) - (E)	0.48	0.74	0.77	0.71
Noninterest income ratio *(Note 1)*	31.37	30.22	35.20	30.87
OHR	47.90	43.20	39.85	44.71
Return on equity (business profit / stockholders' equity*)	20.43	32.03	38.08	33.45
Return on assets *(Note 2)*	0.78	0.99	1.08	0.99

Note:

1 Non interest income ratio = (Trust fees + fees and commissions + trading revenue) / (Gross operating profit - other operating net income)

2 Business profit / total assets (average balance) for FY3/2002 and FY3/2003.
Business profit / (total assets - customers' liabilities for acceptances and guarantees)(average balance) for Six months 9/2003 and FY3/2004.

4. Management Indicators *(note 6)* (Billions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Plan
Business profit before net transfer to general reserve and before write-off of trust account		778.9	431.2	723.4
Credit related expenses		835.4	264.2	444.5
Gains & losses on stocks and other equity securities		(617.7)	1.8	(33.0)
Revaluation losses		191.5	9.9	-
Ordinary Profit *(Note 1)*		(699.7)	103.8	181.9
Net income		(625.6)	168.1	135.1
				(%)
ROE *(Note 2)*		31.97%	38.44%	33.91%

Note:

1 Credit related expense = Net transfer to reserve for possible loan losses + Creidt costs + Loans written-off in trust account

2 Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity

Table 1-3 Earning Trends and Target of Trust Related Business

	Fiscal Year 3/2003 Actual	Six Months 9/2003 Actual	Fiscal Year 3/2004 Plan
Gross operating profit (A)	83.4	38.5	87.8
Corporate agency	28.6	14.4	30.5
Real estate	8.2	5.0	14.2
Asset Securitization	3.8	2.1	5.4
Pensions	21.1	7.1	18.2
Securities related	14.2	2.1	7.1
Private client service	7.4	4.8	9.5
Operating expenses to (A) (B)	53.1	25.5	51.4
Personnel expenses	21.3	11.1	21.7
Non-personnel expenses	30.2	13.6	28.1
(A) - (B)	30.3	13.0	36.4

Table 1-4 Financial Projection Summary (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of yen)

	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Total assets	80,207.4	82,288.0	
Loans and bills discounted	44,178.6	41,627.1	
Securities	18,132.8	21,541.2	
Trading assets	3,045.0	3,235.7	
Deferred tax assets	1,522.6	1,478.3	
Total liabilities	77,499.7	79,221.7	
Deposits (including NCDs)	56,078.3	57,159.5	
Trading liabilities	1,965.3	1,696.3	
Deferred tax liabilities	0.3	24.4	
Deferred tax liabilities related to *revaluation reserve for land*	82.7	81.1	
Minority interests	843.3	835.8	
Total stockholders' equity	1,864.3	2,230.4	
Capital stock	1,000.0	1,000.0	
Capital surplus	1,233.7	1,233.7	
Retained Earnings	(359.3)	(184.2)	
Revaluation Reserve for Land, Net of Taxes	121.7	119.4	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(65.7)	117.6	
Foreign Currency Translation Adjustments	(64.1)	(54.5)	
Treasury stock	(1.9)	(1.5)	

2. Income Statements (Billions of yen)

	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Total income	2,400.5	1,218.2	2,200.0
Interest income	1,156.9	509.3	
Trust fees	58.4	20.5	
Fees and commissions income	361.0	213.0	
Trading revenue	140.6	103.1	
Other operating income	549.5	310.6	
Other income	133.9	61.4	
Total expenses	3,069.9	1,081.9	2,000.0
Interest expenses	288.5	100.8	
Fees and commissions expenses	68.5	32.8	
Trading expenses	0.4	-	
Other operating expenses	314.4	180.1	
General and administrative expenses	775.1	383.8	
Other expenses	1,622.8	384.1	
Loans written-off	274.0	180.9	
Net transfer to loan loss reserves	401.7	48.1	
Net transfer to general reserve	242.4	(118.5)	
Net transfer to specific reserve	160.4	167.6	
Ordinary profit (*keijo rieki*)	(669.3)	136.3	200.0
Extraordinary profit	120.0	83.7	
Extraordinary losses	69.6	25.5	
Income before income taxes and minority interests	(618.9)	194.5	
Income taxes (current)	7.6	3.7	
Income taxes (deferred)	(37.9)	1.4	
Minority interests in net income	20.2	9.4	
Net income	(608.9)	179.8	210.0

Table 2 BIS Capital Ratio

(Consolidated) (Billions of yen)

	Fiscal Year 3/2002 Actual	Fiscal Year 3/2003 Actual	Six Months 9/2003 Actual	Fiscal Year 3/2004 Forecast
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0
Preferred shares (non-cumulative) *(Note 1)*				
Capital surplus	1,266.6	1,233.7	1,233.7	1,233.7
Retained earnings	238.5	(367.6)	(184.2)	(259.6)
Net unrealized gains (losses) on available-for-sale securities, net of taxes	586.9	842.4	834.1	842.4
Preferred securities	529.9	628.9	626.9	628.9
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	(64.7)	-	(76.7)
Treasury stocks	(72.9)	(1.9)	(1.5)	(1.9)
Foreign currency transaction adjustments	(37.8)	(64.1)	(54.5)	(64.1)
Goodwill	(2.4)	(1.8)	(2.5)	(1.8)
Consolidation adjustments account	(21.5)	(15.4)	(12.3)	(15.4)
Others	-	-	-	-
Total of Tier I	2,957.3	2,560.4	2,812.6	2,656.6
(deferred tax amount)	*(1,456.2)*	*(1,522.3)*	*(1,453.8)*	*(1,522.3)*
Unrealized profits on available-for-sale securities after 55% discount	50.5	-	103.0	-
Excess of Land Revaluation after 55% discount	96.6	92.0	90.3	92.1
General reserve for credit losses	640.6	579.1	563.4	570.0
Perpetual subordinated bonds and loans	732.8	299.3	249.0	248.8
Others	-	-	-	-
Total of Upper Tier II	1,520.7	970.4	1,005.8	910.9
Subordinated bonds and loans with fixed maturity	1,286.5	1,158.4	1,381.2	1,328.3
Others	-	-	-	-
Total of Lower Tier II	1,286.5	1,158.4	1,381.2	1,328.3
Total of Tier II	2,807.2	2,128.9	2,387.0	2,239.2
Amount included in total capital	2,807.2	2,128.9	2,387.0	2,239.2
Tier III	-	-	-	-
Deduction	(103.9)	(72.1)	(78.6)	(72.1)
Total capital	5,660.6	4,617.3	5,121.0	4,823.6

(Billions of yen)

Risk-weighted assets	51,253.0	46,328.2	45,074.6	45,602.0
Balance sheet items	47,391.9	43,980.5	42,185.1	43,255.8
Off balance sheet items	3,317.7	1,879.9	2,280.0	1,879.9
Others *(Note 2)*	543.4	467.7	609.4	466.3

(%)

BIS risk adjusted capital ratio	11.04	9.96	11.36	10.57
Tier I Ratio	5.77	5.52	6.24	5.82

Note:

Unavailable since the Company's capital stocks cannot be splited into each class of stocks

Amount when market risk amount divided by 8%

Table 3 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	Fiscal Year 3/2003 Actual	Fiscal Year 9/2003 Actual	Fiscal Year 3/2004 Forecast
Retail Banking (UFJ Bank)	49.4	29.9	68.2
Gross operating profit	279.0	137.4	286.1
G&A Expenses	(229.5)	(107.4)	(217.8)
Corporate Banking (UFJ Bank)	245.6	151.5	309.6
Gross operating profit	463.8	252.1	511.8
G&A Expenses	(218.1)	(100.5)	(202.2)
Global Banking & Trading (UFJ Bank)	120.1	65.2	124.3
Gross operating profit	178.4	90.2	176.4
G&A Expenses	(58.2)	(25.0)	(52.1)
UFJ Trust Bank	102.0	40.0	85.0
Gross operating profit	183.1	79.4	163.7
G&A Expenses	(81.0)	(39.4)	(78.7)
Other Divisions	261.5	144.2	171.4
Total business profit (gyomu jun-eki)	778.8	431.0	760.0

(Consolidated) (Billions of yen)

	Fiscal Year 3/2003 Actual	Fiscal Year 9/2003 Actual	Fiscal Year 3/2004 Forecast
Retail Banking (UFJ Bank)	65.3	40.8	91.2
Gross operating profit	377.1	189.6	393.6
G&A Expenses	(311.8)	(148.8)	(302.4)
Corporate Banking (UFJ Bank)	240.2	154.0	314.6
Gross operating profit	465.4	259.6	526.9
G&A Expenses	(225.1)	(105.5)	(212.3)
Global Banking & Trading (UFJ Bank)	141.6	69.7	125.1
Gross operating profit	228.9	103.6	195.9
G&A Expenses	(87.3)	(33.9)	(70.7)
UFJ Trust Bank	102.0	41.0	86.5
Gross operating profit	186.6	82.2	168.8
G&A Expenses	(84.5)	(41.2)	(82.4)
Asset Management Group	(1.3)	(0.2)	0.2
Gross operating profit	8.2	4.1	8.9
G&A Expenses	(9.5)	(4.3)	(8.7)
Securities & Investment Banking Group	(0.4)	6.2	17.7
Gross operating profit	44.9	27.9	61.8
G&A Expenses	(45.4)	(21.7)	(44.1)
Other Divisions	266.2	144.5	171.4
Total business profit (gyomu jun-eki)	813.6	456.0	806.7

Table 4 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors and Statutory Auditors, and Employees

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Number of directors and statutory auditors	29	24	22	24
Non full-time directors	8	10	11	10
Directors	19	18	17	18
Non full-time directors	6	6	7	6
Statutory auditors	10	6	5	6
Non full-time statutory auditors	2	4	4	4
Number of employees *	24,205	22,327	21,903	21,000

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Head office and domestic branches*	517	406	400	400
Overseas bases**	19	17	17	18
(For reference) Overseas subsidiaries	17	14	13	13

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses**

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Personnel expenses (millions of yen)*	255,278	224,297	107,711	222,200
Salaries and bonuses (millions of yen)*	146,225	130,428	61,184	127,100
Average monthly salary (thousands of yen)	482	483	474	489

* *Including personnel expenses of holding company, which are recognized as non-personnel expenses in subsidiary banks.*

** *Average age is 37.2 years (as of September 30, 2003)*

Remuneration and Bonuses for Directors and Statutory Auditors

(millions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Total remuneration and bonuses*	556	416	201	500
Remuneration	555	416	201	500
Bonuses	1	0	0	0
Average remuneration and bonuses (for full-time)	20	21	11	25
Average retirement allowance	44	35	13	52

(Note) Including portion of corporate auditors. Also, under directors' bonuses, record aggregate of amount from profit distribution and 'employee portion' for directors who are concurrently 'employee.'

Non-Personnel Expenses

(millions of yen)

	Fiscal Year 3/ 2002 Actual	Fiscal Year 3/ 2003 Actual	Six Months 9/ 2003 Actual	Fiscal Year 3/ 2004 Forecast
Non-personnel expenses*	360,667	338,741	162,090	333,100
System related expenses**	119,017	122,991	59,724	123,200
Other than system related expenses	241,650	215,750	102,366	209,900

* *Excluding personnel expenses of holding company from management fee, which is paid to holding company by subsidiary banks.*

** *Recorded on actual basis including leases*

Personnel Expenses and Non-Personnel Expenses

Personnel Expenses and Non-personnel expenses	615,945	563,038	269,801	555,300

Table 5 Loans and Bills Discounted
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance) (Billions of yen)

		FY 3/ 2003 Actual (A)	Six Months 9/ 2003 Actual (B)	FY 3/ 2004 Forecast (C)
Domestic Loans	including impact loans	41,923.5	39,477.4	39,954.2
	excluding impact loans	41,084.7	38,782.9	39,115.4
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	18,045.3	16,231.5	16,637.7
	excluding impact loans	17,831.9	16,049.3	16,424.3
Loans guaranteed by credit guarantee associations		1,309.7	1,136.3	1,309.7
Loans to individuals (excluding loans to provide funds to run business)		9,844.2	9,971.6	10,352.3
Housing loans		8,342.8	8,641.7	9,248.8
Others		14,034.0	13,274.3	12,964.2
Overseas loans		2,099.2	1,798.5	2,099.2
Total		44,022.7	41,275.9	42,053.4

(Balances, excluding effects on table below) (Billions of yen)

		Six Months 9/ 2003 Actual (B-A+D)	Fiscal Year 3/ 2004 Forecast (C-A+E)
Domestic Loans	including impact loans	(750.9)	530.8
	excluding impact loans	(604.8)	530.8
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	(733.5)	10.0
	excluding impact loans	(709.7)	10.0

Notes:

1 Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)
[Includes loans for business purposes for individuals]

(Billions of yen)

	Actual during Six Months 9/2003 (D)	Loans to small & mid-sized companies	Fiscal Year 3/ 2004 Forecast (E)	Loans to small & mid-sized companies
Disposal of problem loans	791.2	539.1		
Loans written-off *(Note 1)*	26.0	2.4		
Partial direct written off *(Note 2)*	406.7	271.8		
Loss on sales of loans to CCPC *(Note 3)*	5.7	5.7		
Loss on sales of assets to RCC *(Note 4)*	7.3	6.4		
Bulk sales, etc	39.0	30.4		
Others *(Note 5)*	306.5	222.4		
Loans securitized / sold *(Note 6)*	331.7	242.6		
Privately placed bonds, etc *(Note 7)*	574.1	289.7		
Subsidiaries, etc *(Note 8)*	0.0	1.5		
Total	1,697.0	1,072.9	2,500.1	1,417.6

Notes:

1 Direct write-offs non-taxable. Direct write-offs of category III and IV in trust account.
2 Partial direct write-offs implemented during this first half of fiscal year
3 Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company, Limited
4 Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
5 Amount decreased through other disposal of loans
6 Mainly securitization of normal loans
7 Substantial loans, including subscription of privately placed bonds
8 Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method

Table 6 Loan Classification under the Financial Reconstruction Law (Consolidated)

Banking account (Billions of yen)

	3/2003		9/2003	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	400.8	487.1	356.7	427.7
Doubtful	1,192.6	1,247.9	1,205.8	1,271.5
Sub-standard	2,491.3	2,554.8	2,092.1	2,155.1
Sub total	4,084.7	4,290.0	3,654.6	3,854.4
Normal**	42,940.1	42,987.6	41,039.9	41,088.4
Total	47,024.9	47,277.6	44,694.5	44,942.8

Trust account (Billions of yen)

	3/2003		9/2003	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	18.7	18.7	16.5	16.5
Doubtful	15.3	15.3	12.2	12.2
Sub-standard	44.6	44.6	24.4	24.4
Sub total	78.7	78.7	53.2	53.2
Normal	894.1	894.1	798.2	798.2
Total	972.9	972.9	851.5	851.5

Reserves (Billions of yen)

	3/2003		9/2003	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
General reserve	993.9	1,040.7	874.6	921.9
Specific reserve	532.1	629.9	410.2	496.1
Specific reserve for loans to refinancing countries	4.4	3.6	3.1	2.4
Total loan loss reserve	1,530.5	1,674.3	1,288.0	1,420.5
Reserve for contingent liabilities related to loans sold	13.6	18.8	8.3	8.9
Reserve for supporting specific borrowers	-	-	5.7	5.7
Sub total	1,544.1	1,693.1	1,302.0	1,435.1
Special reserve for Loan Trust	6.9	6.9	5.8	5.8
Reserve for possible impairment of principal	-	-	-	-
Sub total	6.9	6.9	5.8	5.8
Total	1,551.0	1,700.1	1,307.9	1,441.0

Notes:

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are described in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

Table 7 Risk Monitored Loans (Consolidated)

Banking account (Billions of yen; %)

	3/ 2003 (Non-consol.)*	3/ 2003 (Consol.)	9/ 2003 (Non-consol.)*	9/ 2003 (Consol.)
Loans to bankrupt companies (A)	122.4	135.4	93.3	103.1
Other delinquent loans (B)	1,468.3	1,583.8	1,440.9	1,554.7
Loans past due 3 months or more (C)	61.5	67.8	76.4	83.8
Restructured loans (D)	2,429.7	2,487.0	2,015.6	2,071.2
Loans with concessionary reduction of interest	28.5	28.5	58.7	58.7
Loans with concessionary rescheduling of interest payment	2.4	2.4	1.7	1.7
Loans with concessionary support to borrowers	189.7	189.7	307.5	307.5
Loans with concessionary rescheduling of principal repayment	2,209.0	2,209.0	1,646.9	1,646.9
Others	0.0	57.2	0.7	56.3
Total (E) = (A) + (B) + (C) + (D)	4,082.1	4,274.2	3,626.4	3,813.0
Partial direct write-offs	(1,150.2)	(1,313.8)	(1,461.9)	(1,640.4)
Ratio : (E) / total loans	9.5%	9.7%	9.0%	9.2%

Trust account (Billions of yen; %)

	3/ 2002 (Non-consol.)	3/ 2002 (Consol.)	9/ 2002 (Non-consol.)	9/ 2002 (Consol.)
Loans to bankrupt companies (A)	11.6	11.6	10.3	10.3
Other delinquent loans (B)	23.3	23.3	18.9	18.9
Loans past due 3 months or more (C)	1.4	1.4	1.4	1.4
Restructured loans (D)	42.2	42.2	22.4	22.4
Loans with concessionary reduction of interest	3.2	3.2	1.7	1.7
Loans with concessionary rescheduling of interest payment	0.0	0.0	0.1	0.1
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	39.0	39.0	20.4	20.4
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	78.7	78.7	53.2	53.2
Partial direct write-offs	(6.8)	(6.8)	(4.2)	(4.2)
Ratio : (E) / total loans	8.1%	8.1%	6.3%	6.3%

Note:

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

Table 8 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI and UFJ Trust) (Billions of yen)

	FY 3/ 2003 Actual	Six Months 9/2003 Actual	FY 3/ 2004 Forecast
Credit costs (A)*	573.0	379.3	
Banking account	554.2	366.5	
Net transfer to specific reserve*	138.1	162.6	
Loans written-off and others (C)	425.1	199.0	
Loans written-off	250.3	164.6	
Loss on sales of loans to CCPC	6.4	0.1	
Loss on sales of assets to RCC**	-	1.3	
Loss on sales of other loans	30.7	17.8	
Loss on supporting specific customers	137.5	15.1	
Transfer to reserve for contingent liabilities related to loans sold	2.3	0.0	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.7	
Transfer to specific reserve for loans to refinancing countries*	(1.0)	(0.9)	
Trust account	18.7	12.8	
Loans written-off and others (E)	18.7	12.8	
Loans written-off	13.5	6.6	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC**	-	-	
Loss on sales of other loans	0.7	1.8	
Net transfer to general reserve (B)*	252.0	(119.2)	
Total (A) + (B)	825.1	260.0	500.0
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	999.1	265.0	
Gross direct write-offs (C) + (D) + (E)	1,443.0	476.9	

Notes. * *Yen 4.1 billion of net transfer from general reserve of UFJ Trust, which was posted as extraordinary profit on income statement are including each category of the above table and the figures are different from those in Table 1-2.*

** *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

(Consolidated) (Billions of yen)

	FY 3/ 2003 Actual (Note 1)	Six Months 9/2003 Actual (Note 1,3)	FY 3/ 2004 Forecast
Credit costs (A)	641.5	413.8	
Banking account	622.7	400.9	
Net transfer to specific reserve	160.4	167.6	
Loans written-off and others (C)	470.4	228.5	
Loans written-off	274.0	181.1	
Loss on sales of loans to CCPC	6.6	0.4	
Loss on sales of assets to RCC*	-	1.3	
Loss on sales of other loans	52.1	30.4	
Loss on supporting specific customers	137.5	15.1	
Transfer to reserve for contingent liabilities related to loans sold	3.2	0.0	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.7	
Transfer to specific reserve for loans to refinancing countries	(1.0)	(0.9)	
Trust account	18.7	12.8	
Loans written-off and others (D)	18.7	12.8	
Loans written-off	13.5	6.6	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC*	-	-	
Loss on sales of other loans	0.7	1.8	
Net transfer to general reserve (B)	242.4	(118.5)	
Total (A) + (B)	883.9	295.2	
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	1,021.1	273.2	
Gross direct write-offs (C) + (D) + (E)	1,510.3	514.6	

Note: * *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

Table 9 Bankruptcies During Six Months Ended September 30, 2003
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 4)*		Internal credit rating as of half year prior to bankruptcy *(Note 5)*	
	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)
<1>	0	0.0	0	0.0
<2>	1	3.2	1	3.2
<3>	0	0.0	0	0.0
<4>	2	0.4	2	0.4
<5>	1	0.1	0	0.0
<6>	11	6.4	5	4.2
<7>	11	10.4	9	6.9
<8>	42	37.5	31	37.5
<9>	39	20.1	45	10.6
<10>	0	0.0	16	15.8
No rating *(Note 3)*	25	2.1	23	1.7
Total	132	80.2	132	80.2

Notes:

1. Excluding cases less than 50 million yen in amount.

2. Amounts are based on loans.

3. Including (1) individuals and (2) companies to which the internal credit rating criteria does not apply.

4. Credit rating as of Sept. 30, 2002

5. Credit rating as of Mar. 31, 2003

<For reference>

Loan Classification under the Financial Reconstruction Law

(Billions of yen)

	Sept. 30 2003 Actual
Bankrupt and quasi-bankrupt	373.2
Doubtful	1,218.0
Sub-standard	2,116.5
Normal	41,838.1
Total	45,546.1

Table 10 Unrealized Profits and Losses on Securities (Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI and UFJ Trust)

(Securities) (Billions of yen)

	Sept. 30, 2003			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	272.0	53.3	66.2	12.9
Bonds	-	-	-	-
Stock	246.7	50.5	63.4	12.9
Others	25.3	2.8	2.8	-
Money Held in Trust	-	-	-	-
Available-for-sale Securities	18,704.4	223.1	521.1	297.9
Bonds	14,034.0	(125.4)	25.7	151.1
Stock	2,523.7	339.1	458.3	119.1
Others	2,146.6	9.3	36.9	27.6
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	284.0	191.2	(92.8)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 11 Unrealized Profit and Losses on Securities (Consolidated)

(Securities) (Billions of yen)

	Sept. 30, 2003			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	44.0	0.5	0.6	0.0
Bonds	0.0	0.0	0.0	-
Stock	-	-	-	-
Others	44.0	0.5	0.6	0.0
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	53.3	17.4	20.5	3.1
Bonds	-	-	-	-
Stock	33.8	8.7	9.0	0.3
Others	19.4	8.7	11.5	2.7
Money Held in Trust	-	-	-	-
Available-for-sale Securities	19,284.3	226.5	529.0	302.4
Bonds	14,252.6	(126.2)	27.2	153.4
Stock	2,552.7	342.9	463.2	120.3
Others	2,479.0	9.9	38.5	28.6
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	284.0	191.2	(92.8)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 12 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

(Billions of yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	Mar. 31 2003	Sept. 30 2003	Mar. 31 2003	Sept. 30 2003
Financial futures	202,999.2	220,410.5	-	-
Interest rate swaps	166,630.6	156,291.0	3,320.5	2,558.0
Currency swaps	5,527.0	5,802.2	334.5	366.5
Foreign exchange futures	10,543.1	9,858.4	197.1	292.0
Interest rate options bought	16,330.5	14,745.5	97.2	123.8
Currency options bought	2,944.5	3,278.8	93.3	167.8
Other derivative instruments	22,786.2	21,405.1	35.8	58.1
Effect of netting	-	-	(2,518.0)	(1,979.0)
Total	427,761.4	431,791.9	1,560.5	1,587.3

Based on the BIS standard and exchange transactions and contracts within 2 weeks are included.

Table 13 Credit Composition (as of September 30, 2003) (Combined figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	899.3	433.6	25.1	1,358.0
Credit cost	0.2	3.2	0.5	3.9
Credit risk amount	1.2	7.2	1.0	9.4

Calculated using the current method based on BIS capital standards

UFJ Holdings, Inc.

December 25, 2003

UFJ Holdings, Inc. filed Extraordinary Report

UFJ Holdings, Inc. filed an Extraordinary Report, dated December 24, 2003, with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with integration of the corporate lending business within the Group.

UFJ Holdings, Inc.

December 25, 2003

UFJ Bank Limited filed Extraordinary Report

UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc. filed an Extraordinary Report, dated December 24, 2003, with the Director of Tokai Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with integration of the corporate lending business within the Group.